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                             May 6, 2021

       David Sobelman
       President and Chairman of the Board
       GENERATION INCOME PROPERTIES, INC.
       401 East Jackson Street
       Suite 3300
       Tampa, FL 33602

                                                        Re: GENERATION INCOME
PROPERTIES, INC.
                                                            Amendment No. 5 to
Form S-11
                                                            Filed April 12,
2021
                                                            File No. 333-235707

       Dear Mr. Sobelman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-11/A filed April 12, 2021

       General

   1. We note the risk factor on page 43 that discloses the company has entered into two tax protection agreements.
Please provide clear disclosure of the material terms of the agreements and file as
exhibits.
       Summary Risk Factors, page 10

   2. We note that your summary risk factors are now six pages in length. Please revise to limit to two pages and
disclose only the principal factors that make an investment in the registrant or offering
speculative or risky, as required by Item 105(b) of Regulation S-K.
 David Sobelman
FirstName  LastNameDavid Sobelman
GENERATION      INCOME PROPERTIES, INC.
Comapany
May  6, 2021NameGENERATION INCOME PROPERTIES, INC.
May 6,
Page 2 2021 Page 2
FirstName LastName
Our Distribution Policy, page 48

3. We note that you calculate a payout ratio of 90% despite your estimated shortfall of cash available for distribution for the twelve months ended December 31, 2021. Given your projected cash flow deficit, please explain to us how you are able to project a dividend and positive pay out ratio.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 69

4.       We note your measures of Core Funds From Operations and Adjusted Funds
From
         Operations include an adjustment for distributions on redeemable non-controlling L.P interests. Please explain to us how you determined this was an appropriate adjustment to net earnings to arrive at your non-GAAP measures. In particular, it does not appear that distributions on redeemable non-controlling L.P interests reduce net earnings. As a result it is unclear why it is appropriate to add those distributions to net earnings to calculate your non-GAAP measures.
Executive Compensation, page 78

5. We note the added disclosure that as of December 1, 2020, Mr. Russell's employment agreement was amended to waive his right to cash compensation, instead being paid 550 restricted shares of common stock until the closing of the initial public offering. Please add a footnote to the summary compensation table to disclose the amount of the salary that was paid through the issuance of the common stock. See Instruction 2 to Item
         402(n)(2)(iii) and (iv) of Regulation S-K. In addition, please clarify, to the extent known, any changes to the compensation of your named executive officers that will occur after the completion of the initial public offering.
6. Please revise the directors' compensation table to reflect the grant on February 3, 2020, of 2,500 shares of restricted stock to each of Betsy Peck and Stuart Eisenberg.
Financial Statements, page F-1

7. We note that you previously provided financial statements for significant property acquisitions in 2019. In your next amendment, please include these financial statements in accordance with Rule 8-06 of Regulation S-X. Your amended filing should include current consents from the independent accountants that audited those financial statements.
 David Sobelman
GENERATION INCOME PROPERTIES, INC.
May 6, 2021
Page 3

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Sobelman
                                           Division of Corporation Finance
Comapany NameGENERATION INCOME PROPERTIES, INC.
                                           Office of Real Estate & Construction
May 6, 2021 Page 3
cc:       Curt Creely, Esq.
FirstName LastName